Exhibit 99.2

Financial Results for the First Quarter Ended April 3, 2022

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
We are in the business of solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
During three months ended April 3, 2022, 33.7% of our revenue was attributable to the U.S. and Canada, 42.8% to EMEA, 22.7% to Asia Pacific and 0.8% to other markets. During three months ended April 4, 2021, 35.6% of our revenue was attributable to the U.S. and Canada, 46.5% to EMEA, 17.5% to Asia Pacific and 0.4% to other markets.
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well. During three months ended April 3, 2022, 60.0% of our revenue was attributable to products in our Maxeon line and the other 40.0% was attributable to products in our Performance line. During three months ended April 4, 2021, 76.4% of our revenue was attributable to products in our Maxeon line and the other 23.6% was attributable to products in our Performance line.
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business. Recently, the Delta and Omicron variants of the COVID-19 virus have led to increased incidence of COVID-19 around the world prompting stricter quarantine measures which have resulted in port closures among other things and caused further disruptions to supply chains. Given that our Huansheng JV operates in China, we are subject to disruptions in our operations and supply chain due to COVID-19 related disruptions in China. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities. For more information on the risks of COVID-19 to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Revenue and Cost of Revenue

	Three Months Ended
	April 3, 2022	April 4, 2021
(In thousands)
Revenue	$223,081	$165,417
Cost of revenue	236,045	164,366
Gross (loss) profit	$(12,964)	$1,051
Gross margin	(5.8)%	0.6%
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
During the three months ended April 3, 2022 and April 4, 2021, we recognized revenue from sales of modules and components of $223.1 million and $165.4 million, respectively, of which $74.7 million, or 33.5% and $58.2 million or 35.2%, respectively, represented sales of solar modules to SunPower Corporation ("SunPower") which contributed the businesses which we hold as a result of the spin-off of such businesses completed on August 26, 2020. The pricing terms for the sale of solar modules to SunPower was based on the exclusive supply agreement with SunPower (the "Supply Agreement"), which was mutually terminated in February 2022 and replaced with a new supply agreement (the "Master Supply Agreement"). Maxeon’s cost of revenue for IBC modules have continued to be negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, polysilicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. For the three months ended April 3, 2022 and April 04, 2021, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenues.
The increase of $57.7 million in revenue during the three months ended April 3, 2022 as compared to the three months ended April 4, 2021 was primarily due to the higher sales for the DG business, primarily in the United States, Europe, Australia and India.
Cost of revenue was $236.0 million and $164.4 million in the three months ended April 3, 2022 and April 04, 2021, respectively. Cost of revenue includes $8.3 million and $1.7 million, in the three months ended April 3, 2022 and April 04, 2021, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimate that we incurred $7.4 million and $11.6 million in the three months ended April 3, 2022 and April 04, 2021, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. This also included $5.9 million for the loss on firm purchase commitment during the three months ended April 3, 2022 in connection to the ancillary sales to third parties of excess polysilicon to be fulfilled in the quarter ending July 3, 2022. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $71.7 million in cost of revenue during the three months ended April 3, 2022 as compared to the three months ended April 4, 2021 was primarily due to higher volume, coupled with higher freight rates and materials costs. Our cost of revenue for IBC and Performance line solar modules have continued to be impacted by the increase in logistics rates all along the supply chain and the increase in the cost of certain raw materials such as glass, silicon, and aluminum, as well as module-supply from our Huansheng JV as a result of the price increases of raw materials.

In September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The impact of this disruption is compounded by the effects of COVID-19 on supply chains generally. See “Impact of COVID-19 to our Business.”

Currently, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the Chinese local governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business. For more information, please refer to our risk factors contained in our annual report on Form 20-F for the most recent fiscal year and in particular, the risk factor entitled "We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products, including due to changes in government policies such as the ‘dual control of energy consumption policy of China’ could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” contained in our annual report on Form 20-F for the most recent fiscal year .
Revenue by Geography

	Three Months Ended
	April 3, 2022	April 4, 2021
(In thousands)
United States	$75,192	$58,640
France	13,946	30,940
Italy	27,251	12,323
Rest of the world(1)	106,692	63,514
Total revenues	$223,081	$165,417
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $74.7 million and $58.2 million in sales to SunPower for the three months ended April 3, 2022 and April 4, 2021 respectively.
Operating Expenses
Operating expenses includes expenses relating to agreements we and SunPower have entered into, such as the transition services agreement, product collaboration agreement ("Product Collaboration Agreement") and certain other agreements, to effect the separation from SunPower and provide a framework for our relationship with SunPower after the separation. For a description of these agreements, please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.

	Three Months Ended
	April 3, 2022	April 4, 2021
(In thousands)
Operating expenses:
Research and development	$13,894	$13,030
Sales, general and administrative	23,751	23,318
Restructuring (credits) charges	(235)	859
Total operating expenses	$37,410	$37,207
Research and Development Expenses
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
Research and development expenses were $13.9 million in the three months ended April 3, 2022 primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, comprising compensation expense (including stock-based compensation) of $8.3 million, facilities expense of $1.3 million, expenses for leased equipment of $1.3 million, and research and development materials of $1.1 million. Included in these expenses is $9.2 million related to the Product Collaboration Agreement with SunPower. The increase in research and development expenses was primarily due to higher headcount resulting in higher compensation expense.
Research and development expenses were $13.0 million in the three months ended April 4, 2021, primarily associated with expenditures on our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $7.6 million, depreciation expenses of $0.2 million, research and development materials of $1.0 million and external consulting and legal services of $0.4 million. Included in these expenses is $10.3 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
Sales, general and administrative expenses were $23.8 million in the three months ended April 3, 2022 and comprised primarily of $10.6 million of compensation expense (including stock-based compensation), $6.6 million of professional fees, $1.3 million of equipment related expenses, $1.8 million of insurance expense, $1.0 million of marketing fees and $0.6 million of facilities-related costs including rent, utilities and maintenance. The increase in expense is primarily driven by higher headcount and professional fees to support our continued growth, offset by a reduction in bad debt provision required.
Sales, general and administrative expenses were $23.3 million in the three months ended April 4, 2021 and comprised primarily of $9.9 million of compensation expenses (including stock-based compensation), $6.0 million of professional fees, $1.8 million of equipment related expenses, $1.6 million of insurance expenses and $1.0 million of bad debt provision.
Restructuring Expenses
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
Restructuring credits were $0.2 million in the three months ended April 3, 2022. This primarily consists of releases arising from lower severance payout associated with our May 2021 restructuring plan on the closure of our module factory in Toulouse, France.
Restructuring charges were $0.9 million in the three months ended April 4, 2021. The charges were related to severance payouts for other restructurings.

Other (expense) income, net

	Three Months Ended
	April 3, 2022	April 4, 2021
(In thousands)
Other (expense) income, net:
Interest expense, net	$(4,786)	$(7,612)
Other, net	(151)	9,444
Other (expense) income, net	$(4,937)	$1,832
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
Of the total $4.8 million in interest expense, net, incurred during the three months ended April 3, 2022, $4.1 million relates to the Green Convertible Notes due 2025 and $0.7 million relates to other outstanding debt arrangements.
Of the total $7.6 million in interest expense, net, incurred during the three months ended April 4, 2021, $5.8 million relates to the Green Convertible Notes due 2025 and $1.2 million related to our term loan and working capital facilities. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Other, net for the three months ended April 3, 2022 primarily comprised of a $0.4 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $1.0 million on derivative instruments . For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Other, net for the three months ended April 4, 2021 primarily comprised of $8.4 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes.
Income Taxes

	Three Months Ended
	April 3, 2022	April 4, 2021
(In thousands)
Provision for income taxes	$(825)	$(2,262)
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 2, 2022 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three months ended April 3, 2022.
In the three months ended April 3, 2022, we recorded income tax provision of $0.8 million. The tax expense was primarily due to current year income tax expense in profitable jurisdictions, offset by a decrease in tax expense due to reversal of reserve for uncertain tax positions. Our income tax provision of $2.3 million in the three months ended April 4, 2021, was primarily due to tax expense in jurisdictions that were profitable.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The second five-year tranche of this tax holiday expired on June 30, 2021. The tax holiday for the third and final five-year tranche of this tax holiday will expire on June 30, 2026 and is subject to additional conditions agreed with the Malaysian Investment Development Authority.

 We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in losses of unconsolidated investees
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
For the three months ended April 3, 2022, our unconsolidated investee, Huansheng JV reported a loss for which we recorded our reportable share of $3.1 million. For the three months ended April 4, 2021, Huansheng JV reported a loss for which we recorded our reportable share of $2.1 million. The higher loss for the three months ended April 3, 2022 is mainly due to higher loss incurred by Huansheng JV due to higher manufacturing cost and operating expenses. This is partially offset by a lower share of losses due to the dilution of the Company's equity ownership in September 2021.
Net (Loss) Income Attributable to Noncontrolling Interests
Three Months Ended April 3, 2022 Compared to Three Months Ended April 4, 2021
For the three months ended April 3, 2022, we attributed $0.1 million of net loss, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three months ended April 4, 2021, we attributed $0.1 million of net income, to these noncontrolling interests, The decrease in net income attributable to noncontrolling interests was a result of less profitable operations from our non-wholly owned subsidiaries.
Recent Developments
In anticipation of the Product Collaboration Agreement with SunPower expiring on or around August 26, 2022, we have continued to take the steps necessary to develop our own research and development team globally and as part of those efforts, we have hired over 75 employees to perform research and development operations in San Jose, CA..
The provisions under our remaining long-term, firm commitment polysilicon supply agreement provide for fixed pricing, and contain historical inflationary price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs. Recently, our supplier has communicated to us that they believe these price escalation clauses for silicon metal have been triggered and therefore increased pricing would apply to our purchases of polysilicon for 2022 deliveries. We do not believe that these inflationary price escalation clauses apply to our purchases of polysilicon for 2022 deliveries. We are currently engaged in commercial discussions with our supplier exploring a mutually acceptable resolution.
We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended January 2, 2022 with the following risk factors:
We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations due to continued supply chain disruptions as well as the general economic environment, cumulatively resulting in increased supply and logistics costs, among other implications.
Our Company has a history of operating losses. For example, for the fiscal years ended January 2, 2022 and January 3, 2021 the Company had operating losses of $172.4 million and $130.2 million, respectively, and $50.4 million for the three months ended April 3, 2022.
In addition, during the fiscal year 2021, the first quarter 2022 and continuing through the date hereof, we have seen increases in our working capital requirements due to rising input costs, such as logistics and raw materials, and supply chain disruptions, that can be attributed in part to the volatility and disruption caused by the ongoing war in Ukraine, as well as the continuing COVID-19 pandemic and governmental action in response to the pandemic. The solar industry in general is also currently facing shortages and shipping delays that can be attributed in part to these factors. We also attribute increases in our working capital requirements to our development of new supplier relationships and the preparation and ramp up of new production capacities. Our working capital needs may be greater than we currently anticipate if sales and associated receipt of cash proceeds are delayed, payment terms to vendors are shorter than anticipated, transit times continue to be extended, our costs of supply and logistics continue to increase or if we decide to hold more buffer stocks or accelerate increases in our manufacturing capacity internally or through capital contributions to joint ventures. Any delays in shipment routes caused by COVID-19, the war in Ukraine or other factors, would also lead to more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn delay the timing of when we would receive payment for our products. See “Risk Factors – Risks Related to the COVID-19 Pandemic” and “Risk Factors – Risks Related to our Supply Chain.” Such supply chain disruptions which are beyond our control have and may continue to impact our working capital commitments. For instance, we have and may continue to expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods to anticipate any delays or disruptions in shipping and meet additional shipping and delivery costs associated with a lengthened supply chain due to shipping delays. In particular, to date, our cost of revenue for IBC modules has been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, resin and aluminum, and our cost of revenue for Performance line modules that we have begun shipping out of our Mexicali facility face similar negative impacts. Additionally, the Huansheng JV has experienced similar supply chain cost increases for Performance line modules, which in certain cases have been passed along to us.
Under our polysilicon supply agreements, we have been required to make prepayments. As of April 3, 2022 and January 2, 2022, we had an obligation to purchase $94.0 million and $125.8 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier, without giving effect to any inflationary price escalation clauses. Of this commitment, as of April 3, 2022 and January 2, 2022, we had prepaid $36.8 million and $49.2 million, respectively. The balance of $57.2 million between the purchase commitment and the prepaid balance as of April 3, 2022 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified. Refer also to our risk factor “Our long-term, firm commitment polysilicon supply agreements have and could further, place us at a competitive disadvantage on pricing in light of rising inflation, have a negative impact on our liquidity, result in excess inventory and overall materially and adversely affect our results of operations and financial condition.” The prepayments we have made expose us to supplier credit risk and if they fail to fulfill their delivery obligations to us, we may have difficulty recovering such prepayments. In light of these supplier prepayments and in order to improve our cash flow and liquidity and fund our working capital needs, we are negotiating payment schedules with our customers to include prepayments. While we have been able to negotiate prepayments from two customers in 2022, we cannot assure you that we will be successful in negotiating prepayments from other customers. If we are unsuccessful in negotiating prepayments from our customers, or if the prepayments that we negotiate are less than we anticipate, our ability to fund working capital may be significantly reduced.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments would result in increased expenses, collateralization and would likely impose new restrictive covenants. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.
If we cannot generate sufficient cash flows from operations, including through prepayments from our customers, find other sources of capital to fund our operations, or meet our prepayment obligations to our suppliers, we will need to sell additional equity or debt securities, or obtain additional debt financing. If adequate funds from these or other sources are not available to us at all or on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts, meet and service our debt obligations, or otherwise respond to competitive market pressures would be significantly impaired. Our inability to do any of the foregoing could have a material and adverse effect on our business, results of operations and financial condition, and could raise doubts about our ability to continue as a going concern.
Our long-term, firm commitment polysilicon supply agreements have and could further, place us at a competitive disadvantage on pricing in light of rising inflation, have a negative impact on our liquidity and overall materially and adversely affect our results of operations and financial condition.

We are dependent on our suppliers to provide us with the raw materials needed in our manufacturing processes. Due to an industry-wide shortage of polysilicon experienced prior to 2008, SunPower entered into long-term fixed supply agreements for polysilicon with two suppliers for periods of up to 10 years to match SunPower’s estimated customer demand forecasts and growth strategy, and these agreements were thereafter extended from time to time.
In connection with the Spin-off, we entered into an agreement with SunPower pursuant to which we agreed to receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we agreed to perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations).
The long-term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal year 2019 and the agreements with the second supplier will expire in the fourth quarter of fiscal year 2022. These agreements cannot be canceled or terminated prior to their expiration. Pursuant to the agreements, we purchase polysilicon that the supplier delivers to third-party ingot and wafer manufacturers who sell wafers to us that we then use in the manufacturing of our solar cells.
The price of polysilicon currently available in the market has decreased significantly below what is contemplated in the agreements, and our expenditures under the long-term fixed supply agreements with the remaining supplier have and may continue to negatively impact our liquidity or put us at a disadvantage relative to our competitors. Specifically, the agreements provide for fixed pricing or inflationary price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs, which has prevented us from benefiting from decreased polysilicon costs and has caused us to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we have and may continue to elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss. During the three months ended April 3, 2022, we recognized charges of $8.3 million related to losses incurred as a result of such ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimate that we paid $7.4 million above the market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process. This also included $5.9 million for the loss on firm purchase commitment during the three months ended April 3, 2022 in connection to the ancillary sales to third parties of excess polysilicon to be fulfilled in the quarter ending July 3, 2022. As of April 3, 2022, based on the average forecasted future prices of polysilicon for each quarter available in the market and without giving effect to any potential inflationary price escalation clauses, we estimated the remaining contractual commitments under these long-term fixed supply agreements for polysilicon that are above market to be approximately $21.9 million, which we expect to incur during the remainder of fiscal year 2022.
The provisions under our remaining long-term, firm commitment polysilicon supply agreement provide for fixed pricing, and contain historical inflationary price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs. Recently, our supplier has communicated to us that they believe the price escalation clause for silicon metal has been triggered and therefore increased pricing would apply to our purchases of polysilicon for 2022 deliveries. We do not believe that these inflationary price escalation clauses apply to our purchases of polysilicon for 2022 deliveries. We are currently engaged in commercial discussions with our supplier exploring a mutually acceptable resolution . If we are unable to do so and our supplier continues to believe that the price escalation clause has been triggered, and pursues the payment of these escalated prices, we intend to vigorously defend our legal position in any dispute resolution process. In the event of an adverse outcome following which we are obligated to pay escalated prices as a result of the potentially triggered inflationary price escalation clauses under the existing polysilicon supply agreement, our overall ability to fulfill working capital needs could be significantly impaired Additionally, in the event the supplier ceases to supply us with the polysilicon it is obligated to under the supply agreement, we may not be able to procure polysilicon from other sources that meet our quality, quantity and cost requirements or, otherwise on commercially reasonable terms, which could impair our ability to manufacture our products, and in turn materially and adversely impact our sales volume, profitability, and cash flows.
Additionally, in the event our supplier ceases the contracted supply of polysilicon or experiences financial difficulties or declares bankruptcy, it could be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments.

Any of the foregoing could materially harm our liquidity, financial condition and results of operations and could put us at a disadvantage relative to our competitors, and could raise doubts about our ability to continue as a going concern.
Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of April 3, 2022, we had unrestricted cash and cash equivalents of $176.7 million and restricted cash of $31.1 million as compared to $166.5 million and $25.7 million respectively as of January 2, 2022. The increase in cash and cash equivalents was primarily attributable to $14.7 million net cash generated from our operating activities, including the prepayment for orders below, and $22.5 million net cash generated from our financing activities, offset by $21.7 million net cash used in our investing activities. The increase in restricted cash was primarily due to cash collateralized for the issuance of standby letter of credits.
In November 2021, the Company executed an order request (the "Danish Fields Order Request") from Danish Fields Solar LLC, a wholly-owned entity by TotalEnergies SE, which is the indirect beneficial owner of certain of our major shareholders, for the sale of Performance line modules. The Danish Fields Order Request is governed by a framework agreement that the Company has entered into on October 27, 2021 with TotalEnergies Global Procurement, an affiliate of TotalEnergies SE. In connection with the Danish Fields Order Request, with the provision of security in certain assets located in Mexico, the Company received a prepayment of $42.6 million as of January 2, 2022 and an additional prepayment of $12.6 million in first quarter of 2022. In March 2022, the order request was amended to change the timing of the utilization of the prepayment. Total prepayment from the Danish Fields Order Request as of April 3, 2022 amounted to $55.2 million and is expected to be utilized in the course of 2023, which means payments will not be received for Performance line modules that we deliver (up to the amount of the prepayments already received).
In March 2022, we entered into two module supply agreements with two wholly-owned subsidiaries of Cypress Creek Renewables. The Company will be supplying 210 MWdc of its Performance line solar panels for a utility-scale project located in Texas, as well as approximately 105 MWdc of Performance line solar panels for a utility-scale project in Washington. Deliveries are scheduled to begin in June 2023, with the final solar panel deliveries scheduled for January 2024. Also in March 2022, we entered into an agreement to supply approximately 400MWdc of Performance line solar panels to Origis Energy Ltd for its use in utility-scale projects located in the United States, with deliveries scheduled to begin in June 2023 and end by December 2023. The Company received prepayments amounting to $37.7 million in relation to these contracts. These prepayments are expected to be utilized in 2023, which means payments will not be received for Performance line modules that we deliver (up to the amount of the prepayment already received).
In fiscal year 2021, Maxeon terminated the $50.0 million working capital facility and the two term loan facilities totaling $75.0 million in September 2021 and November 2021, respectively, in each case without penalty and with payment of any outstanding fees. The global collateral package is in the process of being released.
Material Cash Requirements
As of April 3, 2022, our outstanding debt was $248.1 million, of which $48.0 million and $200.1 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 2, 2022, our outstanding debt was $225.6 million.
As of April 3, 2022 and January 2, 2022, we had an obligation to purchase $94.0 million and $125.8 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier, without giving effect to any inflationary price escalation clauses. Of this commitment, as of April 3, 2022 and January 2, 2022, we had prepaid $36.8 million and $49.2 million, respectively. The balance of $57.2 million between the purchase commitment and the prepaid balance as of April 3, 2022 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified. Our prepayments expose us to the credit risks of our supplier. If our supplier fails to fulfill its delivery obligations to us, we may have difficulty recovering such prepayments. Further, because the agreements are “take or pay,” we could be required to purchase polysilicon from our supplier that is currently not required in our production plan to meet current demand, resulting in additional costs. Prepayment obligations for our polysilicon supply will affect our long-term liquidity needs.
We expect total capital expenditures ranging from $85 million to $90 million in fiscal year 2022, of which $52.5 million was committed via the issuance of purchase orders as of April 3, 2022, mainly relating to the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology and operating a pilot line. Subject to securing additional capital through debt or equity financing, we expect to make approximately $60 million to $80 million of additional capital expenditures for the conversion of our manufacturing capacity in the Philippines from Maxeon 3 to Maxeon 7, starting from 2022 and continuing into 2023. To date, we have placed purchase orders of $7.5 million (out of the $60 million to $80 million) for long lead equipment needed for the ramp of Maxeon 7. Delays in completing our manufacturing capacity expansion or technology conversions, or delays or failure to obtain the necessary debt or equity financing, may impact our liquidity.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods. Similarly, delays in shipment routes have led to, and could continue to lead to, more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn result in delays of receiving payment for our products or cause us to be liable to pay contractual penalties to certain customers.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, net proceeds from our public offering in April 2021, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
Our uncommitted capital expenditures are expected to be funded with customer prepayments and additional capital raised through new debt or equity financings to the extent such funding is available to us and on favorable terms.
We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. In conjunction with evaluating our ability to continue as a going concern, we have considered sensitivities that may significantly impact our evaluation, including the timing of customer prepayments and its utilization by our customers, including our strategic partners, our ability to defer or cancel uncommitted capital expenditures and the impact of events like COVID-19 that disrupt our business operations, increase our costs and diminish our profitability. Furthermore, we have considered various positive factors in our evaluation, including the Master Supply Agreement with SunPower which includes pricing updated to reflect market trends, the supply agreements with our Huansheng JV which provide for extended credit periods at our discretion, our historical ability to secure customer prepayments for future module production, our ability to sell excess cells not required for our modules, our ability to increase prices with our customers in response to cost-increases, our factoring arrangements on receivables and our historical ability to work with vendors to obtain favorable payment terms, when possible.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and continuing impact of COVID-19 pandemic on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-

term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.
The Company will continue to pursue opportunities to seek additional funding in the near term, including the offering of debt and/or equity securities depending on favorable market conditions, to fund the capital expenditures for the conversion from Maxeon 3 to Maxeon 7 and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Three Months Ended
	April 3, 2022	April 4, 2021
(In thousands)
Net cash provided by (used in) operating activities	$14,685	$(50,823)
Net cash used in investing activities	(21,693)	(10,958)
Net cash provided by (used in) financing activities	22,476	(15,463)
Operating Activities
Net cash provided by operating activities in the three months ended April 3, 2022 was $14.7 million and was primarily the result of: (i) net loss of $59.2 million of which $15.7 million relates to out-of-market polysilicon cost; (ii) adjustment for non-cash charges of $16.1 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) $78.8 million increase in contract liabilities arising from advance collections from customers; (iv) $30.3 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (v) $11.0 million decrease in advance payments to suppliers.
This was partially offset by (i) increase in accounts receivables of $12.8 million, primarily attributable to billings and collection cycles; (ii) increase in inventories of $50.1 million and (iii) increase in prepaid and other assets of $5.2 million due to advance payments.
Net cash used in operating activities in the three months ended April 04, 2021 was $50.8 million and was primarily the result of: (i) net loss of $38.7 million of which $13.3 million relates to out-of-market polysilicon cost; (ii) adjustment for non-cash remeasurement gain on Prepaid Forward of $8.4 million; (iii) increase in inventories of $29.8 million; and (iv) decrease in accounts payable and other accrued liabilities of $17.5 million due to timing of settlement of invoices.

This was partially offset by: (i) decrease in accounts receivables of $15.2 million, primarily attributable to billings and collection cycles; (ii) adjustment for non-cash charges of $11.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) adjustment for non-cash interest charges of $3.5 million; (iv) $9.4 million decrease in advance payments to suppliers; and (v) $2.6 million decrease in contract liabilities.
Investing Activities
Net cash used in investing activities in the three months ended April 3, 2022 was $21.7 million arising from capital expenditures.
Net cash used in investing activities in the three months ended April 4, 2021 was $11.0 million arising from capital expenditures.
Financing Activities
Net cash provided by financing activities in the three months ended April 3, 2022 was $22.5 million, which included $66.3 million in proceeds from debt. This was partially offset by repayment of debt obligations of $43.6 million.
Net cash used in financing activities in the three months ended April 4, 2021 was $15.5 million, which included repayment of debt obligations of $62.8 million and payment for tax withholding obligations on vested restricted stock units of $2.6 million. This was primarily offset by $50.1 million in proceeds from debt.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the long-term polysilicon supply agreement, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our second quarter fiscal year 2022 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost, and related assumptions; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results; (11) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.